================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                -------------

                                SCHEDULE 13D/A

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2

                              (AMENDMENT NO. 11)

                            ATLANTIC REALTY TRUST

                               (NAME OF ISSUER)

        COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $.01 PER SHARE
       ----------------------------------------------------------------
                        (Title of Class of Securities)


                                 048798-10-2
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                MILTON COOPER
                           KIMCO REALTY CORPORATION
                           3333 NEW HYDE PARK ROAD
                         NEW HYDE PARK, NY 11042-0020
                                (516) 869-9000
       ----------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               FEBRUARY 18, 2005
       ----------------------------------------------------------------
                 (Date of Event Which Requires Filing of This
                                  Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

                        (Continued on following pages)
                             (Page 1 of 8 Pages)
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


CUSIP No. 048798-10-2                                        Page 2 of 8 Pages



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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kimco Realty Corporation
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
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  Number of       7.   SOLE VOTING POWER
   Shares              355,498
              ------------------------------------------------------------------
Beneficially      8.   SHARED VOTING POWER
  Owned By             962,289
              ------------------------------------------------------------------
    Each          9.   SOLE DISPOSITIVE POWER
  Reporting            355,498
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER
                       962,289
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,317,787
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.0%
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14.   TYPE OF REPORTING PERSON REPORTING

      CO
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


CUSIP No. 048798-10-2                                        Page 3 of 8 Pages



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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kimco Realty Services, Inc.
--------------------------------------------------------------------------------



2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      WC, AF
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  Number of       7.   SOLE VOTING POWER
   Shares              none
              ------------------------------------------------------------------
Beneficially      8.   SHARED VOTING POWER
  Owned By             962,289
              -----------------------------------------------------------------
    Each          9.   SOLE DISPOSITIVE POWER
  Reporting            none
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER
                       962,289
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      962,289

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.0%
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14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

CUSIP No. 048798-10-2                                        Page 4 of 8 Pages



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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


      Milton Cooper
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
  Number of       7.   SOLE VOTING POWER
   Shares              29,824
              ------------------------------------------------------------------
Beneficially      8.   SHARED VOTING POWER
  Owned By             3,127
              ------------------------------------------------------------------
    Each          9.   SOLE DISPOSITIVE POWER
  Reporting            29,824
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER
                       3,127
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      32,951

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                                             [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      .9%

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14.   TYPE OF REPORTING PERSON REPORTING

      IN
--------------------------------------------------------------------------------

          This Amendment No. 11 amends and supplements the Schedule 13D filed on May 24, 1996, and amended on July 3, 1996, by Kimco Realty Corporation, a Maryland corporation ("Kimco"), and Milton Cooper and further amended on May 15, 1997, June 10, 1997, April 30, 1998, September 20, 1999, August 10, 2000, August
23, 2000, August 9, 2001, January 31, 2003 and August 3, 2004 by Kimco, Milton Cooper and Kimco Realty Services, Inc., a Delaware corporation ("Services") (as amended, the "Schedule 13D"), relating to the common shares of beneficial interest, par value $.01 per share (the "Shares"), of Atlantic Realty Trust, a Maryland corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the
Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

ITEM 2.  IDENTITY AND BACKGROUND.

          Information with respect to the executive officers and directors of Kimco and Services, other than Mr. Cooper, required by Instruction C of Schedule 13D is set forth on Schedule I hereto and incorporated herein by reference.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

          The Company had previously announced that a special committee of the Board of Trustees (the "Special Committee") was considering acquisition proposals for all of the Shares or all or substantially all of the Company's assets. In connection with its evaluation of acquisition proposals, the Special Committee requested that Kimco and other potential bidders, if interested, submit proposals to acquire either the Shares or the Hylan Center (as defined in the Schedule 13D). Kimco has submitted a non-binding indication of its interest in acquiring the Hylan Center (the "Proposal"). The Proposal is conditioned upon satisfactory completion of due diligence, negotiation of acceptable documentation, and any necessary regulatory approvals. The Proposal may be withdrawn or modified by Kimco at any time for any reason.

          The Company has not accepted the Proposal, and there can be no assurance as to the Company's view of the Proposal, whether the Proposal will be accepted, whether any definitive agreement will be entered into if the Proposal is accepted, nor as to the terms of any such agreement or ensuing transaction. The Proposal is attached hereto as Exhibit 8 and incorporated by reference herein.

          Kimco, Services and Milton Cooper each reserves the right, based on all relevant factors, and in each case subject to the provisions of the Standstill Agreement (as defined in the Schedule 13D), to acquire additional Shares, to dispose of all or a portion of its holdings of Shares, to modify, amend or rescind the Proposal, to make any alternative proposals with respect to an acquisition of Shares or assets of the Company, a merger, a reorganization or any other extra-ordinary transaction involving the Company or its assets, or to change its intention with respect to any or all of the matters referred to in this Item 4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The response to Item 4 is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

          Exhibit 8. Proposal Letter to Rockwood Realty Associates, LLC dated February 18, 2005.

                                  SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                         KIMCO REALTY CORPORATION



                                         By:  /s/ Milton Cooper
                                             -----------------------------------
                                             Name:  Milton Cooper
                                             Title: Chairman and Chief
                                                    Executive Officer

                                         KIMCO REALTY SERVICES, INC.


                                         By: /s/ Milton Cooper
                                             -----------------------------------
                                             Name:  Milton Cooper
                                             Title: President



                                         /s/ Milton Cooper
                                         ---------------------------------------
                                         Milton Cooper


          February 24, 2005

                                Exhibit Index


Exhibit 8. Proposal Letter to Rockwood Realty Associates, LLC dated February 18, 2005.

                                  SCHEDULE I

          Set forth below is the name, principal business, business address and beneficial ownership of Shares of each executive officer and director of Kimco and Services, other than Milton Cooper. Unless otherwise indicated, the current business address of each person is c/o Kimco, 3333 New Hyde Park Road, Suite 100, New Hyde Park, NY 11041-0020. Each such person is a citizen of the United States of America.

1. Executive Officers & Directors of Kimco.

Name                        Principal Occupation or      Shares Beneficially
                            Employment                   Owned (1)
Martin S. Kimmel            Director of Kimco and        10,487(2)
                            Services, Chairman
                            (Emeritus) of the Board
                            of Directors of Kimco and
                            Services

Michael J. Flynn            Vice Chairman of the         0
                            Board of Directors of
                            Kimco and Services,
                            President of Kimco and
                            Chief Operating Officer
                            of Kimco and Services

Richard G. Dooley           Director of Kimco;  From     0
129 The Laurels             1993 to 2003 consultant
Enfield, CT 06082           to, and from 1978 to
                            1993, Executive Vice
                            President and Chief
                            Investment Officer of
                            Massachusetts Mutual Life
                            Insurance Company.

Joe Grills                  Director of Kimco; Chief     0
11478 Twin Mountains Road   Investment Officer for
Rapidan, VA 22733           the IBM Retirement Funds,
                            1986-1993

Frank Lourenso              Director of Kimco;           0
c/o The Chase Manhattan     Executive Vice President
Bank                        of J.P. Morgan
1166 Avenue of the Americas
New York, NY 10036

F. Patrick Hughes           Director of Kimco,           0
907 Rolandvue Rd.           President, Hughes &
Baltimore, MD  21204        Associates, LLC since
                            October 2003. Previ-
                            ously served as Chief
                            Executive Officer,
                            President and Trustee
                            of Mid-Atlantic Realty
                            Trust from its formation
                            in 1993 to 2003.

Richard Saltzman            Director of Kimco,           0
262 Central Park West       President, Colony Capital
New York, New York 11024    LLC, ("Colony") since May
                            2003. Prior to joining
                            Colony, Managing Director
                            and Vice Chairman of
                            Merrill Lynch's
                            investment banking
                            division since 2001 and
                            held various positions at
                            Merrill Lynch for more
                            than five years prior to
                            that time.

Thomas A. Caputo            Executive Vice President     0
                            of Kimco

Glenn G. Cohen              Vice President and           0
                            Treasurer of Kimco and
                            Services

Ray Edwards                 Vice President of Kimco      0
                            and Services

Jerald Friedman             Executive Vice President     0
                            of Kimco and Services

David Henry                 Director and Chief           0
                            Investment Officer of
                            Kimco and
                            Services

Bruce M. Kauderer           Vice President, Legal and    0
                            Secretary of Kimco and
                            Services

Michael V. Pappagallo       Vice President, Chief        0
                            Financial Officer of
                            Kimco and Services



(1) All of such Shares were received in the Distribution and no consideration was paid therefor.

(2) Does not include 14,135 Shares beneficially owned by Mr. Kimmel's wife or 3,127 by a trust for the benefit of Mr. Kimmel's son, for which Mr. Cooper serves as trustee, as to which Mr. Kimmel disclaims beneficial interest. Such Shares were received in the Distribution and no consideration was paid therefor.